MARSHALL BROCK
marshall@chattanoogafc.com

PROFESSIONAL EXPERIENCE
Keel Point, LLC- Chattanooga, TN   2016-present
Wealth Advisor- Keel Point is an RIA serving the mass affluent, ultra-high net worth, and institutional investment needs of our clients.

Chattanooga Football Club, Founding Board Member- Chattanooga, TN
2009-present
Chattanooga Football Club is a member of the National Premier Football League, Southeast Region. The NPSL is sanctioned by the USASA as an affiliate of the United States Soccer Federation (USSF) (http://www.chattanoogafc.com)

Weston Wamp for Congress- Chattanooga, TN
2014
Campaign Manager

Clumpies Ice Cream, Co.- Chattanooga, TN
1999-2014
Founded, owned, and operated this microbatch ice cream company based in Chattanooga, TN with locations in Chattanooga and Birmingham, AL. Sold the business in 2014.

EDUCATION
Covenant College   1990-1995
Bachelor of Arts Degree

McCallie School
1984-1990

COMMUNITY INVOLVEMENT
National Center for Youth Issues Board Member   2018-present
Bible in the Schools   2018-present